E.K. WALLACE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(36,805)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		(41)
Change in accounts payable		2,010
NET CASH USED BY OPERATING ACTIVITIES		(34,836)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		35,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		35,500
NET INCREASE IN CASH AND CASH EQUIVALENTS		664
CASH AND CASH EQUIVALENTS:		
Beginning of period		10,233
End of period	$	10,897

See accompanying notes.